

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

August 31, 2006

Mr. Thomas A. Dineen
Treasurer and Chief Financial Officer
Sturm, Ruger & Company, Inc.
Lacey Place
Southport, CT 06890

RE: Form 10-K for the fiscal year ended December 31, 2005
File No. 1-10435

Dear Mr. Dineen:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005</u>

<u>ITEM 9A - Controls and Procedures</u>

1. We note that your controls and procedures over financial reporting were effective except for controls and procedures over the calculation of the LIFO index. We note that this disclosure is inconsistent with your report to the Board of Directors and Stockholders and the report of your auditors regarding your assessment. Further, it is generally not appropriate to conclude the disclosure controls and procedures were effective with an "except for" qualification. Please advise us concerning this inconsistency in your Form 10-K.

2. You disclose in Item 9A that as of December 31, 2005, you did not maintain sufficient controls over the calculation of the LIFO index, which resulted in an audit adjustment to the LIFO reserve and cost of sales for the year ended December 31, 2005. Please tell us the amount of this audit adjustment and provide us with detailed analysis which presents the quantitative impact of the error in the calculation of the LIFO index on your financial statements for each quarterly period in 2005.

<u>Management's Discussion and Analysis</u>

3. We note that your sales have been generally flat over the past four years and your gross profit and net sales have been in general decline. In future filings, please expand your discussion and analysis to address the underlying reasons behind the changes and provide a more forward-looking analysis of the related trends. For example:

   - Consider providing more details concerning unit production and pricing from year to year;
   - Analyze your views concerning the trend towards lower production volume and whether unitary overhead can be reduced or will continue to impact cost of products sold into the near and mid-term future;
   - Quantify product liability expenses for each period and provide the underlying reasons behind such changes from year-to-year;
   - Provide an industry overview and in particular your markets and describe expected trends and/or management actions that may impact future sales and profitability.

   Please see Item 303 of Regulation S-K and Interpretive Release 33-8350; *Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations,* for more guidance in this area.

Legal Proceedings

4. We note that product liabilities may have a material impact on the financial
    results of a particular period, and you have expended significant amounts of
    financial resources and management time in connection with product liability
    litigation. We also note that the determination of your product liability accrual is a
    critical accounting policy. Although we see the amount of the accrual at year-end
    on your balance sheet, it is unclear what impact product liabilities have had on
    your operations for the periods presented.

    Please provide us with a roll-forward for the periods presented of the reserve for
    product liabilities, showing the amounts expensed, paid out, and adjustments. In
    addition, please break out the roll-forward by component, (i.e. legal expense,
    administration, settlements, etc). Such information should be provided on a gross
    basis, without regard to insurance. If you have recorded probable recoveries from
    insurance, please provide a similar roll-forward on a gross basis. Please
    accompany the information with an explanatory narrative.

    Provide us with more details concerning why you are unable to estimate a range
    of reasonably possible losses in excess of the amounts accrued. Address both
    unfavorable settlement outcomes and litigation expenses.

                                    *   *   *   *

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys
your responses to our comments and provides any requested information. Detailed
letters greatly facilitate our review. Please file your supplemental response on
EDGAR as a correspondence file. Please understand that we may have additional
comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information required under the Securities Exchange Act of 1934 and that they have
provided all information investors require for an informed decision. Since the
company and its management are in possession of all facts relating to a company's
disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant